Form C

Name of issuer: **The Latin Dead, LLC**

Legal status of issuer:
Form: **Limited Liability Company**
Jurisdiction of Incorporation/Organization: **Delaware**
Date of organization: 1/2021
Physical address of issuer: **8548 Via Mallorca Unit B, La Jolla, CA 92037**
Website of issuer: **latindead.com**
Name of intermediary through which the offering will be conducted: **Music Benefactors**.
CIK number of intermediary: **0001808550**
SEC file number of intermediary: **7-231**
CRD number, if applicable of intermediary: **7252193**
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
7.5% of the offering amount upon a successful fundraise (raise minimum target goal) with a minimum of $5000.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for
the intermediary to acquire such an interest: **NO**

Type of security offered: LLC Shares
Target number of securities: 65,000
Price (or method for determining price): $1.00
Method for determining price: 65,000 shares represent 13% of LLC shares. Prorated portion of the total principal value of will be sold in increments of $500 minimum investment with $50 increments
Target offering amount: $65,000.00
Oversubscription: Yes
If yes, disclose how oversubscriptions will be allocated: Oversubscription allocated according to first come first serve basis.
Maximum offering amount (if different from target offering amount): $200,000.
Deadline to reach the target offering amount: 7/1/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the

offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Item	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:		
Cash & Cash Equivalents:	107.00	N/A
Accounts Receivable:	0.00	N/A
Short-term Debt:	0.00	N/A
Long-term Debt:	0.00	N/A
Revenues/ Sales:	0.00	N/A
Cost of Goods Sold:	0.00	N/A
Taxes Paid:	0.00	N/A
Net Income:	0.00	N/A

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AK, AL, AZ, AR, CA, CO, CT, DE, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, PR, DC

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: **The Latin Dead LLC**

ELIGIBILITY

2. Check the box to certify that all of the following statements are true for the issuer:

• Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• Not an investment company registered or required to be registered under the Investment Company Act of 1940.

• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding: **No**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director: See Officers below
Principal Occupation: See Officers below
Main Employer: The Latin Dead, LLC
Year Joined as Director: 2021

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:
N/A

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer: **Brenden Tacon**

Positions Held: Managing Member

Year Joined: 2021

Brenden D. Tacon began his musical career in New York, circa 2005, playing percussion both locally and touring nationally with various groups and genres including Latin Jazz, Salsa, Reggae and Indie-Electro. He has studied with several master percussionists, highlighted by a tenure under Arturo O'Farrill at the Purchase Music Conservatory. Having had the opportunity to accompany many of the established NY Latin musicians and bandleaders, he gained the necessary experience to launch a venture as ambitious The Latin Dead. He has published a book of poetry and earned a Bachelor of Liberal Studies degree from Purchase College. Brenden currently holds a position at Digital Capital Management in La Jolla, CA where he resides with his wife.

Officer: **Christopher Markisz**

Positions Held: Managing Member

Year Joined: 2021

Christopher Markisz, also known as Dub Sonata, is a music producer and photographer from New York City. In addition to releasing several full-length albums of his own, including the genre-blending Nights in Cuba in 2010, he's co-written and produced songs for Jidenna, Grammy- and Oscar-winners Rhymefest and Queen Latifah, indie mainstays Sage Francis and Sadat X, and many others. His compositions have appeared in advertising campaigns for Victoria's Secret, Time, Inc., and most recently in HBO's Emmy-nominated Insecure starring Issa Rae. Markisz's photographic work has been published by National Geographic, Rizzoli, Vogue, Lonely Planet, and The U.S. Department of the Interior.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Brenden Tacon - 23% ownership
Christopher Markisz - 23% ownership

BUSINESS AND ANTICIPATED BUSINESS PLAN
7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview:
The Latin Dead, LLC is a commercial enterprise fusing the music of the Grateful Dead with Latin Jazz. While building a sustainable, profitable company and brand is our paramount motive, our creative passions, musical expertise and working relationships align advantageously on this venture. We are striving for the highest quality and standards in the company's organizational structure, musicianship, arrangements and strategy. This stylistic marriage is a novel concept, although far from abstract (or too niche) because as many know, the Grateful Dead's self-proclaimed musical stylings are rooted in applying the Jazz format within a Rock-and-Roll context. The deliberate fusion essentially spawned a new genre — the jam band — which designated them the archetype of a cultural phenomenon.

The Grateful Dead's music lends itself well to the crescendos typical in Salsa (for accompanying dancing) and is well-suited to the call and response, question and answer - nature of Latin Music's African origin. Polyrhythm and syncopation go hand in hand with both Latin music and The Dead. The emphasis on percussion found in each form will be a familiar and welcome sound to the Deadhead, Jazz enthusiast and Latin music lover alike.

Latin music is known for its intense drive, sophisticated rhythms and exuberance. Equally as notable are its expressiveness, passion, distinct sounds, and color. From sentimental ballads to melodies that immediately teleport one to a beach in the Caribbean, we have found great depth and opportunities to be explored and put into a fresh context.

<u>Market Analysis & Target Audience</u>
One could argue there's no more enduring and devoted fan base as eager (and willing to pay a premium for a live music experience) as Deadheads. The Grateful Dead's continued successes can be attributed to their ability to foster emotional responses with their music, especially via live performance. Musically speaking, they are known for innovative arrangements, varying styles, and lyrics that possess a great expanse of interpretation which resonate universally. Their repertoire of 280+ songs is inexhaustible and has varying degrees of complexity. The Dead's mythology is embedded into the psyche of several generations (John Mayer's recent involvement with The Dead admittedly having a lot to do with Millennial & Gen-Z appeal) and their success will no doubt continue to flourish because of the breadth of their material, longevity and mass appeal.

Stadiums fill up to this day with Grateful Dead fans all around the country. 600+ cover bands (with varying degrees of success) are spread out worldwide emulating the Grateful Dead music — though none in a Latin context. The recent phenomenon of Dead cover band Almost Dead, is a model we're looking to emulate: They operate a minimal touring schedule and garner a scarcity premium by doing so. Having this built-in already-devoted fan base is a key component in their success, and our projected success.

Our secondary target is Latin and Jazz enthusiasts worldwide — as well as younger, hip Latinos. By fusing The Dead's music with Latin Jazz styles, we'll have the unique flexibility of not only playing traditional concert venues (which allow for free form and partner dancing), but the jazz rooms of the world in sit-down settings as well — thus broadening our monetization potential. Furthermore, extending the reach of both styles of music to newer audiences has immeasurable cultural benefits.

Product/Service & Marketing

Per our funding proposal, the tangible elements we'll bring to fruition are:
1. Sufficient high-quality arrangements for a three set performance.
2. A professional, gig-ready band (with substitutes) capable of playing in a variety of settings.
3. A full-length recorded album to be made available in a variety of media forms.
4. A behind-the-scenes montage highlighting The Latin Dead, including historic and cultural references, and most importantly, the process. This will support both monetization and marketing efforts. Video content is a proven method of increasing Google search performance. Coupled with social media outreach and paid targeted advertising, a wide audience can be reached in a relatively short period of time.
5. A well-organized Limited Liability Corporation and operating agreement with a Board of Advisors.
6. A for-hire music publicist (See BIZ3 as an example) with a proven track record to promote The Latin Dead.
7. A comprehensive digital marketing initiative advertising our brand, merchandise and performances. The Grateful Dead's imagery has the uncanny ability to attract virtually any demographic. Just as Grateful Dead branding can be found everywhere from H&M to Amazon stores, our own copywritten, proprietary artwork will attract those same consumers. We intend to merchandise several types of branded apparel (shirts, hats, vinyl) for online and in-person sales, targeting the aforementioned audiences. Non-invasive affiliate marketing strategies will be employed as well, of which we have experience.

Band/Logistics

We aim to convey the dynamic, unpredictable nature of Grateful Dead arrangements and performances while initiating the emotional response from our listeners. To accomplish this requires great
skill, appreciation and a masterful understanding of music. Listeners and viewers can expect enchanting ballads, inspirational anthems and captivating suites with novel voicings and dynamics. We will arrange both traditional medleys and more curated pieces that challenge our musicians while enticing the audience with teasers.

Technically speaking, the brass section will at times end up with an atypical approach comping, phrasing and often providing contrapuntal guajeo's (Mona's) and vamping figures with juxtaposing and contemporary techniques. To achieve a gratifying tension curve, we will employ a variety of methods including engaging inversions and doubling.

Primarily, this is an instrumental project, however, some choral elements will be employed when appropriate. Instrumentation will include piano, baby bass, conga, traditional drums, bongo, guitar(s), trombone, trumpet, tenor sax and a backing vocalist who doubles as stage musical director, playing miscellaneous percussion when appropriate. To provide further textures, some of our instrumentalists will occasionally double on other instruments (ie. the Bongocero on Timbales; the Tenor player on Flute; the

Pianist on organ). The guitarist may at times double on a Tres or Cuatro to provide a traditional acoustic Latin sound.

Team, Operations, Core Strategy

We, Brenden Tacon and Christopher Markisz, the Managing Members of The Latin Dead, have a combined 40 years of experience in the professional music industry and are excited, ambitious and prepared to launch this project and execute its plans to success. Additionally, we are extremely confident that the unique selling proposition, and potential thereof, is worthy of this funding request and we do not take lightly accepting funds for this project. The keys to success are threefold, our plans call for:

1: Highest quality arrangements.
2. Sufficient time to flesh out the arrangements in a professional setting. A full timeline is TBD and is contingent on fundraise completion.
3. Excellent band-member morale and personal investment. Personnel choices for the instrumentalists will derive from our existing network of players. We'll base recruitment on skill, how agreeable they are to work with, and their passion for the project. Arrangement contributors – chosen for genre specific appropriateness and track record — are already identified, and have shown enthusiasm for the project. The rehearsal design will be batch processed as a retreat lasting two weeks in a location(s) TBD culminating in a three-day recording session. This intensive session will be filmed, from which a documentary short will be made (mostly for marketing purposes). An introductory performance will be scheduled shortly thereafter and all investors are encouraged to attend the rehearsal retreat at specified times as well.

Obstacles & Conclusion

We believe strongly that a crucial aspect to success in any endeavor is to remain flexible and responsive to opportunities. In this case, for instance, we could extrapolate this genre fusing model and apply it to other worldly genres and artists (think Angélique Kidjo's Celia album; imagine Latin Prince) by popular demand or by commission, further expanding the Brand and revenue generating opportunities. Tapping into our collective experience, we could provide consulting/management service to others since many musical entrepreneurs do not possess the business acumen which is ultimately required for success. Additionally, we plan to produce original music which will complement our initial income streams. Though the concept has been with us for some time, execution exercises and launching The Latin Dead began in late March 2020, as COVID-19 restrictions allowed us the much needed time to put the ship in motion.

Our greatest obstacle will be the fundraise and making financial projections (including providing a burn rate) in a post Covid-19 world. We are prepared and have proprietary metrics and methods for determining the path to profitability, however, we feel it is premature at this moment to determine with any degree of certainty. A notable musical issue will be that the nature of Latin music is typically more repetitive (although Latin jazz less so, especially more contemporary Latin jazz), however, this challenge provides a bigger opportunity to apply the continually-evolving polyphonic textures and improvised arrangements of the Grateful Dead into Latin Jazz. Having our fingers on the pulse of Latin Trends, Grateful Dead happenings and the jazz beat we are well suited to take on this project and execute.

Fundraising & Company Structure

Since funding a start-up musical enterprise does not fall under the traditional financing structures, we are offering a profit-sharing model which provides a lower risk/return profile than a standard equity deal.

Terms of the arrangement include annual dividends disbursed according to % ownership based on annual net profits. Disbursements will be made annually via exactuals.com which generates all relevant tax documents on demand. In an effort for full transparency-annual financials, including detailed income/bank statements and balance sheets will be provided to all investors.

The total funding request is $170,000 representing 34% of the equity (see CAP Table example in deck for further details). All investors of $5K+ (greater than or equal to 1% ownership) will have the opportunity to join The Latin Dead Board of Advisors.   The Board will hold annual meetings; its primary goal is to guide and hold us accountable for the execution of our stated goals. The Board members will not have any liability, fiduciary responsibility, and will not incur personal tax implications, except that the costs associated with the meetings — be they virtual or other — are fully deductible. In addition to keeping the accounting fully transparent, we will substantiate the corporate veil by maintaining a "corporate book" where the minutes of every meeting will be recorded and circulated for approval to all board members. Various perks for investors are TBD and will be discussed at a later date. If the initial private fundraise does not reach the specified goal, an equity Crowdfund campaign will be launched with a pre-determined platform.

We have included as part of the profit-sharing model an option pool of 10% to foster retention of key players, arrangers and advisors. Initially, the articles of organization and operating agreement for an LLC in the state of Delaware will be launched with Brenden Tacon and Christopher Markisz as managing members. The full funding request with an outlined use of funds is represented in the deck. Standard SAFE's* will be issued to all investors who subscribe before an equity crowdfund campaign is launched.

The shares agreed upon in the SAFE will vest upon completion of the fundraise. All other shares will be issued via the equity crowdfund platform. The LLC and its corresponding operating agreement will, at that time, be amended and signed by all to include its new members. Additionally, with the Board's approval, we plan to give 1% of all net profits annually to charities of the Board approval.

Revenue Streams:
The Company will mainly earn revenues through digital streaming and download mastering royalties. Once the Album is finished, the Album will be available on music streaming service provider platforms, which includes but is not limited to: Amazon Music, Apple Music, Google

Play Music, Spotify, Tidal, and YouTube Music. Typically, these platforms pay out anywhere from $3-$7 per 1000 streams.



THE LATIN DEAD PRO FORMA BREAK EVEN ANALYSIS

These are estimates aimed at providing a potential path to a positive return on investment...

Revenue Streams	Proportion	Year 1*	Year 2*	Year 3*	Year 4*	Year 5*	Total 5 Years
Live Performance	60%	$14,400.00	$28,800.00	$57,600.00	$115,200.00	$230,400.00	$446,400.60
* Gross		$60,000.00	$120,000.00	$240,000.00	$480,000.00	$960,000.00	$1,860,000.00
Merchandising	25%	$6,000.00	$12,000.00	$24,000.00	$48,000.00	$96,000.00	$186,000.25
* Gross		$25,000.00	$50,000.00	$100,000.00	$200,000.00	$400,000.00	$775,000.00
Downloads	10%	$2,400.00	$4,800.00	$9,600.00	$19,200.00	$38,400.00	$74,400.10
* Gross		$10,000.00	$20,000.00	$40,000.00	$80,000.00	$160,000.00	$310,000.00
Affiliate Marketing	2.5%	$600.00	$1,200.00	$2,400.00	$4,800.00	$9,600.00	$18,600.03
* Gross		$2,500.00	$5,000.00	$10,000.00	$20,000.00	$40,000.00	$77,500.00
Streaming	2.5%	$600.00	$1,200.00	$2,400.00	$4,800.00	$9,600.00	$18,600.03
* Gross		$2,500.00	$5,000.00	$10,000.00	$20,000.00	$40,000.00	$77,500.00
NET Totals	100%	$24,000.00	$48,000.00	$96,000.00	$192,000.00	$384,000.00	$744,001.00
GROSS Revenue Totals		$100,000.00	$200,000.00	$400,000.00	$800,000.00	$1,600,000.00	$3,100,000.00
Total Profit/Share Per Annum		$0.05	$0.10	$0.19	$0.38	$0.77	
Estimated Returns Per Annum		$1,440.00	$2,880.00	$5,760.00	$11,520.00	$23,040.00	$44,640.00
Total Latin Dead Shares	500,000.00						

Initial Investment	$30,000.00	Net Profit Margin:	→ 24%	Costs Per Annum		Color Key
Shares	30,000	Total Gross Revenue	$100,000.00			Manual Plug-in
4 Year Earnings	$21,600.00	Fixed Costs 30%		$30,000.00		Estimate
5 Year Earnings	$44,640.00	Variable Costs 18%		$18,000.00		Break Even+
Break Even Analysis (Months)	56.8	Taxes 8%		$8,000.00		Gross
Break Even Analysis (Years)	4.73	Misc. 20%		$20,000.00		
Free Cash Flow, aka Net Profit	$24,000.00	Totals	$100,000.00	$76,000.00		

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Newly formed company with limited operating history: The Company has a limited operating history and has not generated any revenues from its primary project. The Company relies on artist's past streaming numbers as a good indicator of performance for this upcoming Project.

Competition: The Company faces competition from other companies/ individuals with better funding or more experience in the industry. These competitors include other music artists worldwide. Many of these artists may have access to other financial, technical, and human resources, which could give them advantages in developing and marketing their music. These competitors can take away market share from the Company, which could significantly impact revenues.

Dependence on key personnel: The Company's future success depends, in a significant part upon the continued service of the management team, specifically (the "Managers"). The Company's success is dependent on the ability of the Manager and Company to record, produce and distribute the Album. The loss of the management team could have a material adverse effect on the company to produce the Album.

Piracy: The proliferation of unauthorized copies and piracy of the Album could result in a reduction in royalties that the Company receives from legitimate sales. There is no guarantee that the Company's efforts to enforce its rights and combat piracy will be successful.

Streaming royalties range: The Album may be streamed on many different digital service providers. Each digital service provider may have a different rate on royalties per stream based on their business model. Additionally, industry rules and changes can affect this royalty payout. Since streaming royalties for the Album are the main source of revenues for the "Company", variations in payouts can impact returns for investors.

Audience appeal: The Company's main source of revenue will be from the artist's upcoming EP/ Album. The Company will rely on Latin Dead's current fan base and the Album's ability to attract new fans to play and share the new music to increase total plays, which equates to greater royalties. Since audience appeal depends on critical reviews and changing public taste, predicting audience appeal can be unpredictable, which can affect the success of the Company.

Limited rights for investors: LLC shareholders rs will not have any voting rights in the Company. All business and creative decisions with regard to the Album shall be made solely by Manager, which includes but is not limited to producing and marketing the EP/ Album. Investors will not have any right to rescind, terminate or enjoin the exploitation of the EP/ Album with any rights granted to, any distributor or licensee under any agreement entered into by the Manager.

Indemnification: Under certain circumstances set forth specifically in article 8 of the operating agreement, covered person under the Company (the Manager) will be indemnified for any liabilities or losses against all claims, demands, liabilities, costs, expenses, damages, losses, suits, proceedings and actions, whether judicial, administrative, investigative or otherwise, of whatever nature, known or unknown, liquidated or unliquidated. Indemnification under such provision could reduce or deplete assets of the Company.

Recording and production: There are substantial risks associated with recording and producing music, including death or disability of key personnel, inability to stick to budget or recording timelines, and other factors causing delays. These potential problems may increase cost of recording or producing or may cause the entire project to be abandoned.

Potential need for additional financing: There is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the Company and Manager project. Companies with limited operating histories, such as the Company and the Manager, do not always use capital in the most efficient manner. Thus, the Company and the Manager may need to raise additional capital to fund future operations and satisfy future capital requirements of the Company. Failure to raise additional needed funds may have an adverse effect on the Company. Additionally, any additional funds raised will result in dilution of each investment. The Company and the Manager do not anticipate that additional financing will need to be obtained, but there can be no assurance that additional capital will not be needed.

Illiquidity of investment: There is no public market for the securities being sold in this offering. In addition, no sale, transfer or assignment of securities will be permitted unless authorized by the Manager of the Company. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency and the securities may not be readily accepted as collateral for a loan.

Uncertainty of projections: Projected future cashflows are based on certain assumptions and other information available to the management team including past performance on previous projects of the management team. These assumptions and future events are inherently uncertain and unpredictable. Each investor should be aware that neither the Company nor the management team guarantees or warrants any specific projected results of an investment in the Company. Investors should seek professional counsel to determine their suitability of an investment in the Company and tax consequences resulting therefrom. The Company does not guarantee that the list of risk factors above is a complete explanation of the risks involved in an investment in the Company.

The Latin Dead Crowdfund Campaign Disclaimer
The 'target amount' we established for this offering is substantially lower than the amount of money we really need to execute our business plan. If we raise only the target amount and are unable to raise other funds, our business may fail and you would be more likely to lose your entire investment.
Our minimum goal for an equity crowdfund: $65,000 to fund the following elements...
• Official company planning, organization, structural formation, admin and logistics.
• Fundraise costs, including all fees and modest crowdfund marketing campaign.
• Sufficient arrangements for two distinct live sets for six instruments each including:
(1) Bass (1) Keys/Organ (1) Guitar (1) Trumpet (1) Trombone (1) Sax/Flute/Clarinet
• Initial website and social media launch.
• Sufficient compensation, including travel costs, for musicians to flesh out the arrangements in a retreat setting.
• Other required items associated with the retreat include: Venue, Food/Bev, Equipment, Sound Engineer.
Missing crucial elements included in the $95,000 oversubscription (total of $160,000) :
• 3rd set arrangements and associated rehearsal; Retaining a listenership in this genre requires a vast repertoire, from inception, in order to maintain the spontaneity and dynamic nature of the live Grateful Dead experience. Garnering a similar allure to the The Grateful Dead show is paramount. We aim to eventually and self sustainably build the repertoire to encompass approximately sixty compositions but this does not underscore

the importance of having a sizable repository to begin with from which to draw from.
• Documentary (montage) film production; Video content is a proven tool for reaching a wider audience. We intend for this film to serve the additional function of making The Latin Dead relatable, accessible and thus more marketable with a "behind the scenes" approach. Furthermore, putting this project into context, with historical references and anecdotes from both the Grateful Dead and Latino perspectives for those unfamiliar with either can educate and therefore significantly aid in reaching a new audience beyond the ever-faithful "DeadHeads."
• Album recording and release; Traditionally this serves as a major revenue generator, marketing tool and as a crucial part of the press kit, it assists in bookings.
• Marketing; Standard.
• Initial Gig Funding; Typically, a band will have sponsorship and/or a loan to cover the upfront costs associated with venturing out on the road so these funds will allow us to effectively orchestrate the logistics and capitalize on a small series of hard and soft "Launch" gigs as well as any additional immediate gig opportunities.
• Buffer; Standard.
The Latin Dead is intently being established as a band and business with a long-term outlook. Just as the Grateful Dead's original benefactor (and sound engineer), Owsley Stanley, was instrumental in the success of the band, the initial funding is essential for The Latin Dead as we intend to bring in world-renowned musicians, arrangers, promoters, booking agents and advisors. We aim to build a strong foundation from which to launch in order to, reasonably quickly, become profitable and thrive. Without the full funding for the aforementioned uses, it will be extremely difficult to gain the initial momentum required to ultimately succeed. Given our experience and high confidence that the music is timeless, marketable and will be sought-after, we truly believe this offering is well-deserving.

THE OFFERING

9. What is the purpose of this offering:
The Company intends to use the net proceeds for this offering to produce and promote the Album. The Company expects but cannot specify with certainty to use the net proceeds from the Offering in the manner described below. Therefore, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering:
If we raise, we will use the funds to finish recording and producing the Album and market the Album. This is a rough breakdown of the use of the funds:

Item	Totals
Arrangements	$ 36,690.00
Artwork, Web Launch	$ 2,000.00
Formation and Business Plan	$ 5,630.00
Documentary Production	$ 9,500.00
RR Venue(s), 2 weeks	$ 8,500.00
RR Sound Engineer, 2 Weeks	$ 2,000.00
RR Travel Flights/Taxi	$ 6,350.00
RR Travel Per Diem	$ 4,200.00
Rehearsal Retreat Musicians, 2 Weeks	$ 19,600.00
RR Brenden/Chris	$ 5,600.00
Buffer	$ 6,050.00
RR Food/Bev (musicians)	$ 4,980.00
RR Audio Recording, Mixing/Master	$ 18,500.00
Marketing: Record, Documentary and Band	$ 13,400.00
Raise Costs, including Raise Marketing	$ 15,000.00
Initial Gig Funding	$ 12,000.00
TOTAL	$170,000.00

Arrangements $36,690
Rehearsal Retreat Musicians, 2 Weeks $19,600
RR Audio Recording, Mixing/Master $18,500
Raise Costs, including Raise Marketing $15,000
Marketing: Record, Documentary and Band $13,400
Initial Gig Funding $12,000
Documentary Production $9,500
RR Venue(s), 2 weeks $8,500
RR Travel Flights/Taxi $6,350
Buffer $6,050
RR Brenden/Chris $5,600
RR Food/Bev (musicians) $4,980
Formation and Business Plan $5,630
RR Travel Per Diem $4,200
Artwork, Web Launch $2,000
RR Sound Engineer, 2 Weeks $2,000

11. How will the issuer complete the transaction and deliver securities to the investors:

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment: When an Investor decides to invest in the Company, the investor will go through a four-step investment process on the Stampede Live ("Portal"): 1. Select investment amount and agree to the terms and acknowledge the disclosures. 2. Investor will sign Investor Agreement via an e-signature. 3. Investor will input payment information that will be used to complete the transaction. 4. Investor will finish the investment and will receive a notification email pursuant of Reg CF. Rule 303(d).

2. Transfer of Funds: After confirming that Investor has completed the investment process, the Portal will export the transaction information to a third-party bank to process the transaction. If the transaction is successful, the funds will be transferred to an escrow account equal to the transaction amount and a confirmation message will be sent to the Portal. If the transaction is unsuccessful, the third-party bank will notify the Portal that the transaction was unsuccessful, and no transaction amount would be processed. The Portal will decline the Investor Commitment and will notify the Investor that his/her investment commitment could not be processed.

3. Original Deadline Closing: If the minimum target offering amount is met by the deadline date disclosed on the Company's deal page and on the Form C, the Investor funds will be transferred from escrow to the Company's account. If the minimum target offering amount is not met by the deadline date, the Investor funds will be returned to Investor's account.

4. Early Closing: If the target offering amount is met prior to the deadline date, the Company may choose to close the offering earlier, but no earlier than 21 days after the

date on which the offering went "live" or when the Form C was submitted and became posted on the Company deal page on the Portal's website. The Company will notify the Portal that it wishes to close the offering early. The Portal will send out a Notice of Early Completion of Offering email pursuant of Reg. CF Rule 304(b) at least five days prior to the new deadline. At the time of the new deadline assuming that the offering still meets the target offering amount after any cancellations, the Investor funds will be transferred escrow to the Company's account.

5. Investor Agreement: If the offering successfully closes, each investment will be recorded in the Company's books and records. Investors will be able to see their investment in their dashboard on the Platform under "My Investments." Under each transaction, the Investor will also be able to view and download the Investor Purchasing Agreement.

12. How can an investor cancel an investment commitment:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

An Investor's right to cancel: An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/ or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days or receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that Investor is required to receive. If a material change occurs within five days of the maximum number of days the offering is to remain

open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not meet minimum target amount, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Investor will receive a notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.
The Company's right to cancel: The Company has the right to cancel the Investment Agreement you will execute with us for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

Security Type: **Equity**

Type of Security: LLC Shares

Distributions shall be made in accordance with the following priorities:

14. Do the securities offered have voting rights**: No**

15. Are there any limitations on any voting or other rights identified above**: Yes: No voting rights**

16. How may the terms of the securities being offered be modified: **The terms of the securities may not be modified**

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:
N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above:

Investors in LLC shares do not have any voting rights in the Company. As a result, majority voting shares holders could limit Investor rights in a material way. For example, those voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to Investors and could dilute Investment shares.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer: **NO**

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered:

The Manager pursuant of article 4 is vested with full, exclusive, and complete discretion, power, and authority, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated. Therefore, the Manager may make decisions that the Investors disagrees with or that negatively affects the value of the

Investor's securities in the Company and the Investors will have no recourse to change these decisions. The Manager will try to make decisions that are in the Company's best Interest.

For example, voting rights holders could vote to change the agreements governing the Company's operations, engage in additional offerings, or sell the Company to a third party. These decisions could affect gross revenues and diminish payments made to investors and could dilute investment shares.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions

The securities being offered in this Regulation Crowdfunding raise have been determined by the Company as a direct ratio to the budget of the Album. The Company did not employ investment banking firms or other outside organizations to make an independent evaluation. The offering price should not be considered to be indicative of the actual value of the securities offered pursuant to this Form C. In the future these securities will be valued taking into account factors that are industry standard.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Manager will make strategic decisions for the Company and the Investor will have no independent right to name or remove a member or officer of the Management of the Company. The value of the Investor's securities in the Company will largely depend on the Album's ability to generate royalties. There are many factors that will determine the Album's success. Other risks can be found under question 8.

The Company may sell securities to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction.

The Company may also choose to sell the Company to a third party. Minority ownership holders will likely have little to no control of this decision, which could affect the return on investment.

23. What are the risks to purchasers associated with corporate actions including:
• additional issuances of securities,

• issuer repurchases of securities,
• a sale of the issuer or of assets of the issuer or
• transactions with related parties?

Additional Issuances of Securities:

The Issuer may decide to issue additional issuances of securities to entice strategic partners or seek more funding. These new securities may dilute the Investor's interest.

Issuer Repurchases of Securities:
The Issuer may have the authority to repurchase securities from the Investor, which may serve to decrease any liquidity in the market for such securities.

A sale of the issuer or of assets of the issuer:
The Manager may decide to sell part of, or all of the Company as written in the operating agreement. There can be no guarantee that the value received by the Investor from this sale including any remaining fair market estimate remaining in the Company will be equal to or exceed the Investor's initial capital contribution to the Company.

Transactions with related parties:
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Manager of the Company will be guided by his/her good faith judgement as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the management of the Company to its LLC Members. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:
The Company has no debts.

25. What other exempt offerings has the issuer conducted within the past three years?
None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering,
in which any of the following persons had or is to have a direct or indirect material interest:
(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) any immediate family member of any of the foregoing persons.

No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history: **No**

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Management's Discussion and Analysis of Financial Condition and Results of Operation:
Below is the following discussion and analysis of our financial condition and results of operation. In conjunction with this, you should also review our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, included forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview:
The Company will create the Album and distribute it on all major digital streaming platforms. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones:

Historical Results of Operations:
Our company was formed in January 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.
-Revenue and Gross Margin: For period ending December 2020, the Company has revenues of $0.
-Assets: As of January, the Company has total assets of $101.00, including $101.00 in cash.
- The Company has not generated any revenue to date.
-Liabilities: The Company has liabilities of $.00 as of February 2021

Liquidity and Capital Resources:
After this offering closes, if we hit our minimum funding target, our project should have enough

funds to produce and promote the Album. We will likely not require additional financing in addition to the proceeds from the Offering to fund and promote the Album. However, given the uncertainty of unforeseeable events, the Manager may choose to raise more funds. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investment from investors.

Runway and Short/ Mid Term Expenses:
Latin Dead LLC as of January, has $0 cash in hand, averaged $0/ month revenue, averaged $0/ month in cost of goods sold, and averaged $0/ month in operational expenses, for a $0/ month in average burn rate. Our intent is to be profitable in 3 years from when the Album is released.

In the next three months, we plan on producing the Album, at which point we would incur a large amount of the expenses. The total projected cost to produce the Album is $65,000.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See Appendix, B, Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
      (i) in connection with the purchase or sale of any security: **No**
      (ii) involving the making of any false filing with the Commission: **No**
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or

enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security: **No**
(ii) involving the making of any false filing with the Commission: **No**
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities: **No**

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer: **No**
(B) engaging in the business of securities, insurance or banking: **No**
(C) engaging in saving s association or credit union activities: **No**

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-
year period ending on the date of the filing of this offering statement: **No**

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal: **No**
(ii) places limitations on the activities, functions or operations of such person: **No**
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock: **No**

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder: **No**
(ii) Section 5 of the Securities Act: **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from

association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade: **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued: **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations: **No**

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
    (1) any other material information presented to investors; and
    (2) such further material information, if any, as may be necessary to make the required
    statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on https://musicbenefactors.com is available in
the appendixes below:

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
120 days after the end of each fiscal year covered by the report

33. Once posted, the annual report may be found on the issuer's website at:
https://latindead.com

The issuer must continue to comply with the ongoing reporting requirements until:
(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one

annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

Appendix:

Financial Statements

Balance Sheet as
of March 3, 2021

Prepared By:

For:

The Latin Dead, LLC

ASSETS

Current Assets

Cash: $101

Accounts Receivable

Other Initial Costs

Total Current Assets $

-

Fixed Assets

Equipment

Other

Total Fixed Assets $

-

(Less Accumulated Depreciation) $

-Total Assets $101.00

LIABILITIES & EQUITY Liabilities   Accounts Payable Other Current Liabilities

Current Liabilities   Long-term Liabilities

Notes Payable Interest Payable

Equity
Stockholders Equity
Net Income

| | Total Liabilities | $ |
| | | - |

Total Liabilities and Equity

	$
	-
	$

| -Total Equity | $ |

| | - |

| | $ |

| | - |

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

The Latin Dead, LLC intends to fund operations and growth through amounts raised under an equity offering under Regulation Crowdfunding under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform, The Latin Dead, LLC will distribute most of the annual profits, if any, it receives at the end of each year to the Latin Dead, LLC equity holders according to percent ownership.

BASIS OF ACCOUNTING

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION

The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Latin Dead, LLC NOTES TO THE FINANCIAL STATEMENTS As of March 3,,
2020

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

STOCKHOLDERS' EQUITY
No stock was issued, nor dividends paid for the periods under review.

See Bank Statement as evidence of Current Cash assets:

Search for transactions Filter Search

Available Balance **$101.00**

Actual Balance $101.00

TRANSACTIONS		Transaction Amount	Resulting Balance
2 Feb	Radius Bank Ext Transfer Transfer Deposit Descriptive Deposit | Tailored Checking (7160393100)	$101.00	$101.00
1 Feb	Deposit Income Deposit New Account Deposit | Tailored Checking (7160393100)	$0.00	$0.00